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                                                                   Exhibit 4.3.b

                              STREAMLINE.COM, INC.

                               AMENDMENT NO. 1 TO

                              AMENDED AND RESTATED
                            1993 EMPLOYEE OPTION PLAN

         Effective as of January 5, 2000, Section 4 of the Company's Amended and Restated 1993 Employee Option Plan was deleted in its entirety and replaced by the following:

         "The maximum number of shares of Common Stock of the Company which may be issued and sold under the Plan is 3,000,000. If an option granted under the Plan shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject to such option shall again be available for subsequent option grants under the Plan. If shares issued upon exercise of an option under the Plan are tendered to the Company in payment of the exercise price of an option granted under the Plan, such tendered shares shall again be available for subsequent option grants under the Plan; provided, that in no event shall (i) the total number of shares issued pursuant to the exercise of Incentive Stock Options under the Plan, on a cumulative basis, exceed the maximum number of shares authorized for issuance under the Plan exclusive of shares made available for issuance pursuant to this sentence or (ii) any person be granted, in any year, stock options under the Plan to acquire in excess of 1,000,000 shares of Common Stock."